Exhibit 99.1

TRIAL RESULTS OF MESOBLAST CELL THERAPY IN END-STAGE HEART FAILURE SELECTED AS LATE-BREAKING PRESENTATION AT 2018 AMERICAN HEART ASSOCIATION SCIENTIFIC SESSIONS

New York, USA, and Melbourne, Australia; October 2, 2018: Mesoblast Limited (ASX:MSB; Nasdaq:MESO) today announced that the 159-patient randomized placebo-controlled Phase 2b trial evaluating its allogeneic mesenchymal precursor cell (MPC) product candidate MPC-150-IM in the treatment of end-stage heart failure patients implanted with a left ventricular assist device (LVAD) has been selected as a late-breaking presentation at the 2018 Scientific Sessions of the American Heart Association being held in Chicago from November 11-13.

The presentation is entitled ‘Intramyocardial Injection of Mesenchymal Precursor Cells in Left Ventricular Assist Device Recipients: Impact on Myocardial Recovery and Morbidity’, and will be delivered in a late-breaking Clinical Science session on November 11.

The trial’s independent investigators will present end of study safety and efficacy results, and an independent discussant will provide additional comments and conclusions. This Phase 2b trial is being funded by the United States National Institutes of Health (NIH) and the Canadian Institutes for Health Research, and conducted by the NIH-funded Cardiothoracic Surgical Trials Network (CTSN).

The United States Food and Drug Administration (FDA) has granted Mesoblast a Regenerative Medicine Advanced Therapy (RMAT) designation for use of MPC-150-IM in this patient population based on results from an earlier NIH-funded 30-patient Phase 2 trial that demonstrated improved heart function, prolonged time to re-hospitalization and improved early survival after a single intra-myocardial injection of Mesoblast’s MPCs at the time of an LVAD implant.

About Mesoblast

Mesoblast Limited (ASX: MSB; Nasdaq: MESO) is a world leader in developing allogeneic (off-the-shelf) cellular medicines. The Company has leveraged its proprietary technology platform to establish a broad portfolio of late-stage product candidates with three product candidates in Phase 3 trials – acute graft versus host disease, chronic heart failure and chronic low back pain due to degenerative disc disease. Through a proprietary process, Mesoblast selects rare mesenchymal lineage precursor and stem cells from the bone marrow of healthy adults and creates master cell banks, which can be industrially expanded to produce thousands of doses from each donor that meet stringent release criteria, have lot to lot consistency, and can be used off-the-shelf without the need for tissue matching. Mesoblast has facilities in Melbourne, New York, Singapore and Texas and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). www.mesoblast.com

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future clinical development and financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward -looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward- looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to,

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

statements about the timing, progress and results of Mesoblast’s preclinical and clinical studies; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website.

Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

For further information, please contact:

Julie Meldrum	Schond Greenway
Corporate Communications	Investor Relations
Mesoblast	Mesoblast
T: +61 3 9639 6036	T: +1 212 880 2060
E: julie.meldrum@mesoblast.com	E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176